SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2008

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form 20-F                 Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.           Yes                                       No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  April 17, 2008

By:  /s/ Burgess H. Hildreth_________________________

       Burgess H. Hildreth, Vice President Human Resources

ORLDOCS 11175737 2

NYSE SYMBOL: ITP

TSX SYMBOL: ITP

INTERTAPE POLYMER GROUP INC. ANNOUNCES INVESTOR PRESENTATION

Montreal, Quebec and Bradenton, Florida, April 17, 2008 – Intertape Polymer Group Inc. (Toronto: ITP.TO) (NYSE: ITP) (“IPG” or the “Company”) will be making an investor presentation today in Toronto, Ontario, Canada.  The presentation will be posted on the Company’s website at www.intertapepolymer.com/InvestorRelations.

About Intertape Polymer Group

Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use.  Headquartered in Montreal, Quebec and Bradenton, Florida, the Company employs approximately 2,100 employees with operations in 17 locations, including 13 manufacturing facilities in North America and one in Europe.

FOR FURTHER INFORMATION CONTACT:

Rick Leckner

MaisonBrison

(514) 731-0000

ORLDOCS 11175737 2